Cortina Funds, Inc.

825 N. Jefferson St., Suite 400

Milwaukee, WI 53202

August 24, 2012

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Cortina Funds, Inc.
Investment Company Act of 1940 – Rule 17g-1(g)
Bonding of Officers and Employees
(File No. 811-21580)

To Whom It May Concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended, enclosed please find a copy of the financial institution bond (the “Bond”) in favor of the Cortina Funds, Inc. and resolutions relating to the Bond.

The term of the Bond is September 1, 2012 through September 1, 2013, and the premium for the Bond has been paid through September 1, 2013.

Please call me at (414) 397-1629 if you have any questions.

Very truly yours,

/s/ Lori K. Hoch

Lori K. Hoch

Secretary

Enclosures

SelectOne	SM	Bond

TRAVELERS
SUITE 2200
200 NORTH LASALLE STREET
CHICAGO, IL 60601

08/01/2012

ROBERTSON RYAN ASSOC

Nancy Behling

330 KILBOURN AVE STE 650

MILWAUKEE, WI 53202

Indication

Bond Policy Number:	Prior Bond Number:

We are pleased to offer the following Indication for Investment Company Blanket Bond coverages.

Insured:	Cortina Funds, Inc
Milwaukee, WI 53202

Company:	St. Paul Fire & Marine Insurance Company

Term:	09/01/2012 to 09/01/2013

Commission:	15.0%	It is the agent’s or broker’s responsibility to comply with any applicable laws regarding disclosure to the policyholder of commission or other compensation we pay, if any, in connection with this policy or program.

Bond Premium Payable [Pre-Paid]:		$1,301

Bill Type:	Agency Bill

Payment Type:	Lump Sum / Full Pay	1 installments

Insuring Agreements	--- Single Loss ---	---- Single Loss ----
	Limit of Liability	Deductible Amount
All insuring agreements are shown. A checked checkbox indicates an agreement that was selected by the insured.
☑ (A) Fidelity	$150,000	$25,000

☐ Data Processing Organizations

☐ Partners

☐ (B)Audit Expense

☑ (C)Premises	Same As Insuring Agreement A Same As Insuring Agreement A

☑ (D)Transit	Same As Insuring Agreement A Same As Insuring Agreement A

SelectOne	SM	Bond

Insuring Agreements	--- Single Loss --- Limit of Liability	---- Single Loss ---- Deductible Amount
All insuring agreements are shown. A checked checkbox indicates an agreement that was selected by the insured.

☐	(E) Forgery or Alteration

☐	(F) Securities

☑	(G) Counterfeit Currency	Same As Insuring Agreement A Same As Insuring Agreement A

☐	(H) Stop Payment

☐	(I)Uncollectible Items of Deposit

☐	Computer Systems

☐	Voice Initiated Transactions

☐	Telefacsimile

☐	Unauthorized Signature

☐	Registered Representatives

☐	Extortion -- Threats to Persons and Property

Endorsements

Form #	Form Title

ICB001	Investment Company Blanket Bond Declarations Page

ICB005	Investment Company Blanket Bond Form

ICB016	Definition of Investment Company

ICB026	Add Exclusions N&O (Mandatory)

ICB038	Non-Cumulative Rider

ICB067	Wisconsin Statutory Rider

This is only an indication of coverage terms and premium and is valid for 30 days.This indication is not binding on Travelers and it may or may not develop into a quotation.The decision to offer or not to offer a quotation of coverage will be determined solely by Travelers.In order for Travelers to consider offering a quotation, please forward the following required underwriting information prior to the expiration date of this indication.

SelectOne	SM	Bond

THIS INDICATION DOES NOT AMEND, OR OTHERWISE AFFECT, THE PROVISIONS OF COVERAGE OF ANY RESULTING INSURANCE POLICY ISSUED BY TRAVELERS. IT IS NOT A REPRESENTATION THAT COVERAGE DOES OR DOES NOT EXIST FOR ANY PARTICULAR CLAIM OR LOSS UNDER ANY SUCH POLICY. COVERAGE DEPENDS ON THE APPLICABLE PROVISIONS OF THE ACTUAL POLICY ISSUED, THE FACTS AND CIRCUMSTANCES INVOLVED IN THE CLAIM OR LOSS AND ANY APPLICABLE LAW.

Please note that this document must be responded to--prior to expiration of the insured`s current policy--in order to facilitate policy renewal. The insured`s current policy will expire and not be renewed in the absence of a request, and Travelers` agreement, to bind coverage.

Thank you for considering the Travelers for your client’s specialty insurance coverages. Please call if you have any questions regarding the terms and conditions offered here.

Michael Parduhn	Telephone:	312/458-6688
Acct Exec Officer Bond/FPS	Facsimile:	312/458-6674
	E-mail Address:	MPARDUHN@travelers.com

THE PRECEDING OUTLINES THE COVERAGE FORMS, LIMITS OF INSURANCE, POLICY ENDORSEMENTS AND OTHER TERMS AND CONDITIONS PROVIDED IN THIS INDICATION. ANY POLICY COVERAGES, LIMITS OF INSURANCE, POLICY ENDORSEMENTS, COVERAGE SPECIFICATIONS, OR OTHER TERMS AND CONDITIONS THAT YOU HAVE REQUESTED THAT ARE NOT INCLUDED IN THIS INDICATION HAVE NOT BEEN AGREED TO BY TRAVELERS. PLEASE REVIEW THIS INDICATION CAREFULLY AND IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT YOUR TRAVELERS REPRESENTATIVE.

IMPORTANT NOTICE REGARDING COMPENSATION DISCLOSURE

For information about how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website:

http://www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html

If you prefer, you can call the following toll-free number: 1-866-904-8348. Or you can write to us at Travelers, Enterprise Development, One Tower Square, Hartford, CT 06183

D0148 Ed. 05-08	Page 1 of 1

RESOLVED, that the Board of Directors (the “Board”) hereby determines that the $150,000 Fidelity Bond program covering the Cortina Funds, Inc. (the “Company”), as presented at the Meeting and filed with the records of the Company, are fair and reasonable and have a valid business purpose and are in the best interest of the Company; approves the payment and allocation method for premiums as presented at the Meeting; and determines that the Fidelity Bond is adequate for protection of shareholders and reasonable in form and amount, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”);

FURTHER RESOLVED, that the Board hereby approves the acquisition of the Fidelity Bond with St. Paul Fire and Marine Insurance Company for a period ending September 1, 2013 as discussed at the Meeting, bonding the officers, Directors, employees and agents of the Company against larceny and embezzlement, in the aggregate amount of $150,000; and

FURTHER RESOLVED, that the Secretary of the Company be, and she hereby is, designated as the officer responsible for making the filings and giving the notices required by paragraph (g) of Rule 17g-1 under the 1940 Act and is hereby given full power and authority to make and amend such filings on behalf of the Company.